Execution Version

AMENDMENT NO. 7

TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

THIS AMENDMENT NO. 7 TO THE INVESTMENT SUB-ADVISORY AGREEMENT (“Amendment”) is dated as of August 3, 2021, by and among THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas life insurer (“VALIC”), and J.P. MORGAN INVESTMENT MANAGEMENT INC., a Delaware corporation (the “Subadviser”).

WITNESSETH:

WHEREAS, VALIC and VALIC Company I, a Maryland corporation (“VC I”), have entered into an Investment Advisory Agreement dated as of January 1, 2002, as amended from time to time (the “Advisory Agreement”), pursuant to which VALIC has agreed to provide investment management, advisory and administrative services to VC I, and pursuant to which VALIC may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement; and

WHEREAS, VALIC and the Subadviser are parties to an Investment Sub-Advisory Agreement dated as of October 1, 2011, as amended from time to time (the “Agreement”), pursuant to which the Subadviser furnishes investment advisory services to certain series (each, a “Covered Fund,” and collectively, the “Covered Funds”) of VC I, as listed on Schedule A of the Agreement; and

WHEREAS, the Board of Directors of VC I, including a majority of the Directors who are not “interested persons” of VC I, as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, has approved this Amendment to the Agreement; and

WHEREAS, VALIC has received an exemptive order from the U.S. Securities and Exchange Commission that permits VALIC, subject to certain conditions, to enter into subadvisory agreements with unaffiliated investment advisers without first obtaining shareholder approval.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.	Schedule A Amendment. Schedule A to the Agreement is hereby amended and restated as attached hereto.

2.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3.

Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Agreement shall remain unchanged and shall continue to be in full force and effect.

4.	Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

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IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ THOMAS M. WARD
Name: Thomas M. Ward
Title: Authorized Signatory

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ TERESA COUTSOURADIS
Name: Teresa Coutsouradis
Title: Vice President

SCHEDULE A

COVERED FUND(S)

Effective August 3, 2021

Annual Fee computed at the following annual rate, based on average daily net asset value for each month on that portion of the assets managed by SUB-ADVISER, and payable monthly:

Covered Fund	Fee

Asset Allocation Fund	0.20%

Emerging Economies Fund	0.50% on the first $150 million; 0.45% on the next $150 million; and 0.40% on assets over $300 million

Government Securities Fund	0.25% on the first $75 million; 0.20% on the next $75 million; 0.15% on the next $100 million; and 0.10% on assets over $250 million

Small Cap Growth Fund	0.55% on the first $50 million 0.50% on the next $50 million 0.40% on assets over $100 million

Small Cap Value Fund	0.50% on the first $50 million 0.40% on assets over $50 million